SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2025

INMODE LTD.

(Exact name of registrant as specified in its charter)

Tavor Building, Sha’ar Yokneam
P.O. Box 533
Yokneam 2069206 Israel

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒    Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐    No ☒

Results of Operations and Financial Condition

On November 5, 2025, InMode Ltd. (the “Company”) announced its third quarter 2025 financial results. A copy of the press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Legal Proceedings

From time to time, the Company may be subject to legal proceedings and claims in the ordinary course of business. On February 14, 2024, a purported shareholder of the Company filed a putative shareholder class action (the “Securities Class Action”) in the United States District Court for the Central District of California (the “Court”), captioned Cement Masons and Plasterers Local No. 502 Pension Fund v. InMode Ltd. et al., Case No. 2:24-cv-01219, against the Company and certain of its officers and directors. The complaint alleges claims under Sections 10(b) and 20(a) of the Exchange Act based on allegedly false or misleading statements related to the Company’s business, operations, sales practices and financial outlook. The lawsuit seeks unspecified damages and other relief. On April 16, 2024, multiple shareholders moved to be appointed lead plaintiff. On December 4, 2024, the Court entered an order appointing a group of shareholder funds as the lead plaintiffs. On January 31, 2025, the lead plaintiffs filed an amended complaint. The amended complaint purportedly brings claims on behalf of purchasers of the Company’s ordinary shares between February 18, 2020 and December 6, 2023, inclusive.

On April 11, 2025, the Company filed a motion to dismiss the amended complaint, asserting, among other arguments, that the allegations in the amended complaint are legally insufficient and fail to support the lead plaintiffs’ claims. On June 20, 2025, the lead plaintiffs filed an opposition to the Company’s motion to dismiss, and on July 21, 2025, the Company filed a reply in support its motion to dismiss. The motion to dismiss is fully briefed as of July 21, 2025 and remains pending before the Court. On September 12, 2025, the Court entered an order dismissing 19 of the 24 statements put forth by the plaintiffs and providing an opportunity to replead. On October 14, 2025, the plaintiffs filed a second amended complaint, which alleges the same claims and time period as the amended complaint. The Company intend to file a motion to dismiss the second amended complaint.

As of the date of this filing, the Company is unable to estimate a range of loss, if any, that could result were there to be an adverse final decision in the Securities Class Action, and an estimated liability has not been recorded in the Company’s financial statements. The defendants intend to continue to deny the allegations of wrongdoing and vigorously defend against the claims in the Securities Class Action.

Exhibit No.	Description of Exhibit
99.1	Press Release dated November 5, 2025

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

InMode Ltd.

By: /s/ Moshe Mizrahy
Moshe Mizrahy
November 5, 2025	Chief Executive Officer